April 19, 2007
By Facsimile and Electronic Submission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 6010
Washington, D.C. 20549
Attention:	Jeffrey Riedler
Assistant Director

Re:	Matritech, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 5, 2007
File No. 1-12128
Dear Mr. Riedler:
          On behalf of Matritech, Inc. (the “Company”), this letter contains the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated April 13, 2007 to Patricia Randall, Vice President, General Counsel, Chief Legal Officer and Secretary of the Company.
          The responses set forth below have been organized in the same manner in which the Staff’s comments were organized.
Proposals 2 and 3
1.	We note that both of these proposals relate to the issuance of stock at a price below $0.63 per share. It appears that this may have a dilutive effect on the company’s current stockholders. Please enhance your disclosure of these proposals to provide numerical examples that illustrate the possible dilutive effect on stockholders.

Proposal 2:

Proposal 2 concerns the approval of issuance of shares of the Company’s common stock at a price below $0.63 per share to satisfy our obligations to repay the Notes. This proposal does not involve the treatment of any Warrants.

United States Securities and Exchange Commission

April 19, 2007
We disclose on page 29 of our preliminary proxy statement that we would have to issue an additional 5,909,663 shares of our common stock if all principal on the Notes were to be repaid at the lowest price permitted under the current stock payment conditions contained in the Notes. However, we did not specifically disclose the additional number of shares that could potentially be issued to make interest payments under the Notes under the current stock payment conditions. We will include in our definitive proxy statement a table showing the total shares that could be issued for payment of principal and interest on the Notes under various circumstances if Proposal 2 is approved. This table will help illustrate: (i) the potential dilution resulting from principal payments at prices below the current $0.63 floor applicable to principal repayments; (ii) the potential dilution resulting from interest payments at prices below the current $0.63 floor applicable to interest repayments; and (iii) the effect of this potential dilution on a shareholder who holds 1,000,000 shares of our common stock.

Proposal 3:

Proposal 3 concerns the approval of (i) anti-dilution provisions of the Warrants which would potentially adjust the exercise price of the Warrants to prices below $0.63 if we issue new shares of common stock at a price below $0.63 per share and (ii) the issuance of Additional Warrant Shares at an exercise price of $0.01 if we default on certain conditions under an effective registration statement.

If Proposal 3 is approved, the anti-dilution provisions of the Warrants will allow the adjustment of the exercise price of the Warrants to amounts below $0.63 per share. The anti-dilution provisions will not result in the issuance of a greater number of shares of our common stock upon exercise of the Warrants than is already permitted without stockholder approval. We will include in our definitive proxy statement language clarifying this point.

Proposal 3 also asks the shareholders to approve the issuance of additional shares in the event the holders of the Warrants become entitled to receive Additional Warrant Shares. If a holder becomes entitled to receive Additional Warrant Shares, the number of additional shares which would be reserved for exercise of these new warrants depends on three factors: the number of shares covered by Warrants held by the holder, the exercise price of those Warrants and the current trading price of our common stock. In our preliminary proxy statement, we provided an example of the number of Additional Warrant Shares that a holder could potentially become entitled to receive if entitlement to Additional Warrant shares was triggered when the current exercise price was in effect for the Purchaser Warrants and the Agent Warrants. In our definitive proxy statement, we will expand the illustration relative to the Purchaser Warrants to show the full number of shares subject to outstanding Purchaser Warrants rather than merely a subset thereof. We will also clarify that further dilution would result if a Warrant

United States Securities and Exchange Commission

April 19, 2007
Dilutive Issuance occurred prior to the trigger of entitlement to Additional Warrants Shares. We do not believe inclusion of further illustrations of the potential dilutive effects at hypothetical reset warrant exercise prices would enhance disclosure.

For your convenience, a marked copy of Proposals 2 and 3 showing changes from our preliminary proxy statement is being submitted via facsimile transmission for your review. With your permission, we will make these changes in a definitive proxy statement which we expect to file next week.

The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (617) 928-0820.
Sincerely,
MATRITECH, INC.

/s/ Patricia Randall
By:	Patricia Randall
Vice President, General Counsel, Chief Legal Officer and Secretary

cc:	Sonia Barros Securities and Exchange Commission
Barbara M. Johnson, Legal Counsel Choate, Hall & Stewart LLP